Via EDGAR and Federal Express
May 7, 2010
Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-6248

Re:	ECA Marcellus Trust I
Registration Statement on Form S-1
Filed April 1, 2010
File No. 333-165833
Ladies and Gentlemen:
     Set forth below are the responses of ECA Marcellus Trust I, a Delaware statutory trust (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 29, 2010, with respect to the Company’s Form S-1 initially filed with the Commission on April 1, 2010, File No. 333-165833 (the “Registration Statement”).
     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Registration Statement.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.
     With respect to comment #36, we are simultaneously sending the Staff a supplemental response containing information and materials responsive to these comments.
General
1. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

Securities and Exchange Commission
May 7, 2010

     Response:
     We acknowledge the Staff’s comment and have revised the disclosure in the Registration Statement in all places to which a comment relates. We have provided page references to all responsive disclosure.
2. Please file all omitted exhibits, including the opinions of counsel regarding trust and tax matters. Also ensure that you file all material contracts. Note that you will need to allow time for our review once you file all these documents.
     Response:
     We acknowledge the Staff’s comment and have filed with Amendment No. 1 the exhibits that are currently available. We intend to file all remaining exhibits sufficiently in advance of effectiveness of the Registration Statement to provide the Staff time to review these exhibits and to enable us to respond to any additional comments the Staff may have as a result of the inclusion of these exhibits.
3. In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure, and monitor your need to provide updated financial statements and auditor’s consents, and advise us regarding the status of your application to list on The New York Stock Exchange. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.
     Response:
     We acknowledge the Staff’s comment and will undertake to provide in future amendments all information in the Registration Statement that we are not entitled to omit under Rule 430A, and will update disclosure, financial statements and auditor’s consents appropriately. This information will be provided in a manner which provides the Staff with adequate time for review prior to the distribution of the preliminary prospectus.
     We have been in communication with The New York Stock Exchange (“NYSE”). On April 29, 2010, we received a letter from NYSE clearing us to file an Original Listing Application. We will soon file the Original Listing Application and further comply with all of NYSE’s listing conditions and documentation requirements.
4. Provide for our review and comment any graphics or other artwork you propose to include in the prospectus.
     Response:
     We acknowledge the Staff’s comment and have included the requested graphic materials and artwork in the prospectus forming a part of the Registration Statement. The graphic materials and artwork are located on the inside front cover of the prospectus included in Amendment No. 1. We do not expect to include any additional artwork in the prospectus.

Securities and Exchange Commission
May 7, 2010

5. We may issue further engineering comments on the disclosure contained in this filing in a subsequent comment letter.
     Response:
     We acknowledge the Staff’s comment and are aware that the Staff may issue further engineering comments on the disclosure contained in the Registration Statement in a subsequent comment letter.
Cover Page
6. You state that Energy Corporation of America (“ECA”) has formed the trust and will convey certain royalty interests and natural gas hedging contracts to the trust in exchange for “a distribution from the net proceeds of this offering.” Please clarify if ECA will ultimately receive the entire net proceeds of this offering. Clarify that the trust will not retain any of the proceeds from this offering, as any such proceeds will be used to repay the demand note to ECA.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to clarify that ECA will receive, directly or indirectly, all of the net proceeds from this offering. Please see the cover page.
7. Please revise the cover page to indicate that after the offering ECA will own common and subordinated units representing 43.9% of the trust units (36.4% if the underwriters exercise their over-allotment option in full) and that the other 6.1% will be owned by private unit holders.
     Response:
     We acknowledge the Staff’s comment and have added disclosure to indicate that after the closing of the offering ECA will own common and subordinated units representing 43.9% of the trust units (36.4% if the underwriters exercise their over-allotment option in full) and that the other 6.1% will be owned by the private investors. Please see the cover page.
8. Please indicate that ECA may receive an incentive distribution equal to 50% of the amount by which the cash available for distribution by the trust to the unit holders exceeds 120% of the target threshold. Also indicate that the other 50% of this amount will be used to pay the $5 million that ECA incurred to secure hedging contracts for the trust.
     Response:
     We acknowledge the Staff’s comment and have added disclosure to indicate that during the subordination period ECA will be entitled to receive incentive distribution equal to 50% of the amount, if any, by which the cash available for distribution on all the trust units in any quarter exceeds certain target distribution levels. We have also added disclosure to indicate that

Securities and Exchange Commission
May 7, 2010

ECA will be entitled, in certain circumstances, to reimbursement for $5 million of expenses incurred in connection with establishing floor price contracts to be transferred to the trust. Please see the cover page.
9. Please delete the designation “Joint Bookrunning Managers” from the cover page. You may include this information on the back cover of the prospectus.
     Response:
     We acknowledge the Staff’s comment and have deleted the designation “Joint Bookrunning Managers” from the cover page.
10. In the map preceding the Table of Contents, please clarify what “AMI” means.
     Response:
     We acknowledge the Staff’s comment and have updated the map to indicate that the AMI is the “area of mutual interest” as described in the summary of the prospectus.
Summary
ECA Marcellus Trust, I
11. You state that the trust will be entitled to receive 90% of the proceeds from the sale of production of natural gas attributable to ECA’s interest in the Producing Wells and 50% of the proceeds from the sale of production of natural gas attributable to ECA’s interest in the PUD Wells. Please clarify the percentage of proceeds attributable to ECA’s interest in the Producing Wells and the PUD Wells and, taking this into account, the percentage of net proceeds to which the trust will be entitled in the Producing Wells and the PUD Wells. If there are third parties who have material interests in the Producing Wells and PUD Wells, please disclose these.
     Response:
     We acknowledge the Staff’s comment and have updated the disclosure to reflect that ECA on average owns an 81.78% net revenue interest (“NRI”) in the Producing Wells. Therefore, the trust would be entitled to receive on average 73.60% of the proceeds of production from the Producing Wells. With respect to a PUD Well, assuming ECA owns a 100% working interest in a PUD Well, such well would have a minimum 87.5% NRI. Accordingly, the trust would be entitled to 43.75% of the production proceeds from such well. To the extent ECA’s working interest in a PUD Well is less than 100%, the trust’s share of proceeds would be proportionately reduced. Pursuant to the Administrative and Drilling Services Agreement, however, ECA will satisfy its drilling obligation only when it has drilled 52 equivalent wells. Therefore, any reduction in production proceeds attributable to a PUD Well caused by ECA having less than a 100% working interest in the well will be offset by the requirement to drill additional wells. Please see page 79. Furthermore, we have included summary disclosure of the NRI in the Producing Wells and a cross-reference to further

Securities and Exchange Commission
May 7, 2010

disclosure of the calculation of NRIs on page 2. We believe that this level of disclosure in the summary is appropriate to provide investors with sufficient summary level information without duplicating the more complex disclosure outlined on page 79. We have additionally updated the disclosure to reflect the working interests held by third parties in the Producing Wells and PUD Wells. Please see page 65.
12. Once you have chosen the trustee, please identify the trustee in this section, and file the amended and restated trust agreement.
     Response:
     We acknowledge the Staff’s comment and have identified The Bank of New York Mellon Trust Company, N.A. as the trustee on pages 2 and 14 of the summary and on page F-10. We intend to file the amended and restated trust agreement sufficiently in advance of effectiveness of the Registration Statement to provide the Staff time to review and to enable us to respond to any additional comments the Staff may have as a result of the inclusion of this exhibit.
13. Please explain why the assumed prices received for the natural gas production is capped at $9.00 per MMBtu starting in 2025.
     Response:
     We respectfully acknowledge the Staff’s comment. The decision to cap the assumed prices received for natural gas production at $9.00 per MMBtu was negotiated and agreed upon among the Company and the underwriters as a reasonable limitation on expected increases in natural gas prices. The disclosure has been revised to clarify that, based on the outlined pricing assumptions, the assumed price would reach the cap of $9.00 per MMBtu in 2025, as opposed to the pricing cap first coming into effect in 2025. Please see page 3. Both the Company and the underwriters believe this arrangement is fair and reasonable to investors.
14. Please expand the risk factors subsection on page 11 to discuss in bullet point the key risk factors, with prominence equal that of the discussion of the key investment considerations starting on page 7.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure in the Summary to include bullet points of the key risk factors. Please see pages 11 and 12.
Target distributions, page 5
15. We note your disclosure of the subordination threshold, target distribution, and incentive threshold, and the amount of cash available for distribution assuming the amount of cash available equals the target distribution. Please provide a hypothetical example of the

Securities and Exchange Commission
May 7, 2010

distributions that will be received by ECA if the amount of distributions per trust unit exceeded the incentive threshold.
     Response:
     We acknowledge the Staff’s comment and have provided a hypothetical example, attached as Exhibit A hereto. Please note that the Projected Cash Available for Distribution amounts have been calculated based on the assumptions and other considerations outlined in “Target Distributions and Subordination and Incentive Thresholds” in the prospectus.
Structure of the trust, page 8
16. Please revise to indicate that ECA will only own 18.9% of the trust units (11.4% if the over-allotment option is exercised in full) and that private investors will own 6.1% of the trust units. Also, the diagram appears to indicate that the trust owns interest in ECA, rather than vice versa. Please revise.
     Response:
     We acknowledge the Staff’s comment and have indicated in the footnote to the chart on page 8 that ECA will only own 18.9% of the common units (11.4% if the over-allotment option is exercised in full) and that private investors will own 6.1% of the common units. We have also revised the chart on page 8 to reflect that ECA owns interests in the trust.
Risk Factors
The trust will treat each purchaser of trust units as having the same economic..., page 35
17. Please include a separate risk factor discussing the fact that the trust will adopt positions that may not conform to all aspects of existing Treasury Regulations.
     Response:
     We acknowledge the Staff’s comment and have included the following risk factor on pages 35 and 36.
The trust will adopt positions that may not conform to all aspects of existing Treasury Regulations. If the IRS contests the federal income tax positions the trust takes, the value of the trust units may be adversely affected, the cost of any IRS contest will reduce the trust’s cash available for distribution to you and income, gain, loss and deduction may be reallocated among trust unitholders.
The trust will treat each purchaser of common units as having the same economic attributes without regard to the actual common units purchased. Moreover, the trust will generally prorate its items of income, gain, loss and deduction between transferors and transferees of the trust units each month based upon the ownership of the trust units on

Securities and Exchange Commission
May 7, 2010

the first day of each month, instead of on the basis of the date a particular trust unit is transferred. Although simplifying conventions are contemplated by the Internal Revenue Code, and most publicly traded partnerships use similar simplifying conventions, the use of these methods may not be permitted under existing Treasury Regulations. If the IRS contests the federal income tax positions the trust takes, the market for the trust units may be adversely impacted, the cost of any IRS contest will reduce the trust’s cash available for distribution to you and items of income, gain, loss and deduction may be reallocated among trust unitholders.
Forward-Looking Statements, page 38
18. Please note that the safe harbor set forth in Section 27A is not available for initial public offerings. Please revise this section accordingly.
     Response:
     We acknowledge the Staff’s comment and acknowledge that the safe harbor set forth in Section 27A is not available for initial public offerings. Accordingly, we have revised our disclosure in Amendment No. 1. Please see page 39.
Use of Proceeds, page 39
19. You state that if the proceeds decrease due to a lower initial public offering price, the trust will decrease the amount of proceeds paid to ECA’s subsidiary. If this is the case, please clarify if the trust will owe any additional amounts to ECA’s subsidiary, which must be paid by another means.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to reflect that a reduction in proceeds due to a lower initial offering price will decrease the amount of proceeds paid to ECA’s subsidiary. However, the note held by ECA and payable by the subsidiary is non-recourse to the trust. Furthermore, the amount of the note is based on the expected value of the Term Royalties. Accordingly, since the Perpetual Royalties will in all events be greater in value than the Term Royalties, the anticipated proceeds should be more than sufficient for ECA’s subsidiary to repay the note in full. Regardless, the note is non-recourse to the trust. To the extent there are insufficient proceeds to repay the note in full, ECA expects to demand repayment, in whole or part, of the note from its subsidiary. Please see page 40.
20. Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses by ECA. In that regard, it is insufficient to indicate only that the proceeds will be used for “general corporate purposes, including for the drilling of the PUD Wells.” Instead, provide necessary detail for each intended use, and present the information in tabular form to facilitate clarity. Refer generally to Item 504 of Regulation

Securities and Exchange Commission
May 7, 2010

S-K. Disclose the total amount ECA will need in order to drill all of the PUD Wells by March 31, 2013.
     Response:
     We acknowledge the Staff’s comment and have revised the description of the use of proceeds from the offering accordingly. Please see page 40.
Target distributions and subordination and incentive thresholds, page 55
21. Please include a statement regarding management’s intention regarding the furnishing of updated projections. See Item 10(b) of Regulation S-K.
     Response:
     We acknowledge the Staff’s comment and have indicated that ECA and the trust do not undertake any obligation to update the financial forecast to reflect events or circumstances after the date of the prospectus. See page 58.
The underlying properties, page 64
22. Please ensure that you have provided all of the disclosure required by Item 101 of Regulation S-K. In this regard, describe your customers and identify any customers that account for more than 10% of the revenues generated from the underlying properties, if any.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure required by Item 101 of Regulation S-K in Amendment No. 1 accordingly. Please see page 71.
23. Please include the results of your hedge and other derivatives in the historical results from the producing wells.
     Response:
     We respectfully acknowledge the Staff’s comment. No hedge or other derivative arrangements have been instituted in relation to our Producing Wells, and therefore, there are no historical hedging or other derivative results to report.
Discussion and analysis of historical results from the producing wells, page 65
24. Please provide all of the disclosure required by Item 303 of Regulation S-K, including an expansion of your discussion and analysis of historical results and the inclusion of a discussion of your liquidity and capital resources. We may have further comment upon reviewing your responses.

Securities and Exchange Commission
May 7, 2010

     Response:
     We respectfully acknowledge the Staff’s comment and have expanded the disclosure on page 67. However, we note that since the trust will distribute to the unitholders, on a quarterly basis, substantially all of its net proceeds and will incur no capital costs for drilling and completion of the wells, a discussion of liquidity and capital resources would not be meaningful and necessary for an investor to evaluate the contemplated offering, as we believe the investors are primarily interested in distributable cash generated from the Royalty Interests.
     We note that the absence of a discussion of Liquidity and Capital Resources is consistent with historical practice in similar trust transactions. In their Form S-1 registration statements, neither Whiting USA Trust I (“Whiting”) nor MV Oil Trust (“MVO”) presented a discussion of Liquidity and Capital Resources. Finally, ECA is a co-registrant and is required to bear drilling, completion and operating costs with respect to the trust’s properties. A discussion of ECA’s liquidity and capital resources appears on page ECA-18.
Description of royalty interests, page 76
25. We note that the PUD wells are only burdened by interests that in total would not exceed 12.5% and that if such burdens are in excess of 12.5% the trust will receive payments with respect to the PUD Royalty Interest as if the burdens affecting the PUD wells were in total 12.5%. Please explain how this limitation on the payments from the PUD royalties work in practice, including whether such limitation prevents the trust from realizing its 50% royalty in the PUD wells because such interest exceeds 12.5%.
     Response:
     We acknowledge the Staff’s comment and would like to clarify how the burdens on the interest are calculated. ECA will be paid for the sale of production of gas from each PUD Well based on its NRI. The NRI is ECA’s percentage ownership of the gas produced from each PUD Well after deducting from the mineral owners’ (and other royalty owners’) ownership percentage of the gas produced from each PUD Well (referred to as the burdens in the S-1). The mineral owners’ ownership percentage is that retained by such mineral owner under the respective oil and gas lease or leases which provide ECA with its rights in the PUD Well. As a result, if under the terms of a lease ECA has agreed to pay the mineral owner 12.5% of the revenues from the sale of gas under that lease, ECA would retain an 87.5% NRI. Each PUD Well may be comprised of several oil and gas leases so ECA’s NRI in that PUD Well will be a weighted average of the burdens of each of the mineral owners that contribute to that gas well based on the amount of acreage that their oil and gas lease provides that particular PUD Well. For example, if a PUD Well requires 200 acres and ECA has one mineral owner who has 50 acres and that mineral owner agreed to a royalty burden of 12.5% and ECA obtained an oil and gas lease from another mineral owner with 150 acres and that mineral owner agreed to a royalty burden of 16%, ECA’s NRI would be calculated as:
     100% — ((12.5% x 50/200) + (16% x 150/200)) = 84.875%.

Securities and Exchange Commission
May 7, 2010

     Since the exact location of each PUD Well has not been determined at this time, it is not currently possible to determine the actual NRI for each of the PUD Wells. ECA will not know which leases will be needed in order to obtain the necessary acreage for a particular PUD Well until the location of that PUD Well is determined. In order to give the trust some assurance that the PUD Wells will not be comprised of leases with excessive royalty burdens, which would drive ECA’s NRI in the PUD Well down, ECA is warranting to the trust that the burdens will not be more than 12.5% on any PUD Well. If ECA has a 90% NRI in a particular PUD Well the trust will effectively receive 45% (90% ECA’s NRI x 50% trust’s royalty interest) of the gas revenues from that PUD Well. However, since the NRI of any PUD Well cannot be determined until the actual location of the PUD Well is known, currently ECA cannot know with certainty that the royalty burdens will not exceed 12.5% on any particular PUD Well. In order to compensate the trust in the event that the royalty burdens are in excess of 12.5% on a particular PUD Well, ECA has agreed to pay the trust as if the royalty burdens on that well were only 12.5%, effectively reducing ECA’s NRI by the amount of any excessive burden.
     In practice, for example, if ECA has an NRI of 80% (burdens of 20%) in a particular PUD Well and the PUD Well has gas revenues of $100 for a month, without the warranty provided by ECA the trust would receive $40 ($100 x .80 (ECA’s actual NRI) x 0.50 (trust royalty interest)) and ECA would receive $40. However, because ECA has provided this warranty to the trust, the trust will receive $43.75 ($100 x 0.875 (ECA’s warranted minimum NRI) x 0.50 (trust royalty interest)) and ECA will receive $36.25.
     ECA will be required to make up the $3.75 difference ($43.75 — $40.00) from its own proceeds. ECA will know the actual NRI for each PUD Well by the time that ECA begins to receive gas proceeds from any PUD Well. At the present time, the majority of the leases in the AMI provide for only a 12.5% royalty burden, however, as competition for leases in the area increases, so may the royalty burdens. Therefore, the only way that the trust would not receive the full value of the PUD Royalty Interest as a result of excessive royalty burdens would be for ECA to default on its obligations under the royalty conveyances to the trust.
Federal income tax considerations, page 93
26. Please eliminate any suggestion that this section is a summary by indicating that you discuss all of the material tax consequences of the offering.
     Response:
     We acknowledge the Staff’s comment and have revised the “Federal Income Tax Considerations” section to note that the section contains a “discussion” of the material tax considerations and not a “summary.” Please see page 95.
27. Please revise the statement at page 94 that certain persons “should consult their own tax advisors,” although you may suggest this course of action.

Securities and Exchange Commission
May 7, 2010

     Response:
     We acknowledge the Staff’s comment and have revised the language to state that the “trust encourages” any entity that is classified for U.S. federal income tax purposes as a partnership that is a beneficial owners of trust units to consult their own tax advisors, as opposed to the use of the language “should consult their own tax advisors.” Please see page 96.
28. Advise us whether you or counsel are aware of any circumstances in which similar securities were accorded the treatment you propose by the IRS.
     Response:
     The trust is not aware of an entity formed as a royalty trust that is treated as a publicly traded partnership for federal income tax purposes. However, this treatment of the trust flows directly from the Section 7701 Treasury Regulations which provide that (i) an entity formed as a trust will be treated as a business organization (rather than as a trust) if it issues multiple classes of beneficial interest and certain narrow exceptions to that treatment are inapplicable (as in the case here) and (ii) a domestic business organization other than a so-called per-se corporation will by default be treated as a partnership. The trust will have more than one class of securities, including common units, subordinated units and incentive distribution rights.
     In terms of the tax characteristics and treatment of the assets to be held by the trust, there are a number of examples in the public market of pass-through entities that hold similar interests. For example, securities deriving their value from interests similar to the Term Royalties were issued by Whiting, which holds a term net profits interest that entitles it to receive an amount of cash for each quarter equal to 90% of the net proceeds from the sale of oil, natural gas and natural gas liquid production attributable to certain underlying properties. Whiting treats the term net profits interest as a production payment under Section 636 of the Internal Revenue Code and, accordingly, each unitholder of Whiting is bound by Whiting’s application of the CPDI regulations.
     Moreover, Natural Resource Partners L.P. (“NRP”) is a publicly traded partnership that leases coal reserves to mine operators in exchange for royalty payments, and its securities derive their value from interests similar to the Perpetual Royalties. Lessees are generally required to make payments to NRP based on the higher of a percentage of the gross sales price or a fixed price per ton of coal sold, in addition to minimum payments. NRP generally treats its royalties as proceeds from sales of coal to which Section 631 of the Internal Revenue Code applies.
     Finally, the securities of many publicly traded partnerships derive their value from the results of upstream oil and gas operations. For example, Pioneer Southwest Energy Partners L.P. was formed to own and acquire oil and gas assets. Linn Energy, LLC is an independent oil and natural gas development company treated as a publicly traded partnership for federal income tax purposes.

11

Securities and Exchange Commission
May 7, 2010

Certain transactions, page 121
29. In the table on page 121, please provide the private investors’ percentage interest in the drilling program after the purchase by ECA.
     Response:
     We acknowledge the Staff’s comment and have revised our disclosure regarding the Private Investors’ percentage interest in the Drilling Program following the conveyances of the Private Investors Royalties. We have noted in the Registration Statement and note here that each Private Investor’s percentage interest in the Drilling Program will remain the same. However, following the conveyances of the Private Investors’ Royalties, the size of the Drilling Program will be reduced to reflect the exclusion from such program of the Producing Wells and the PUD Wells. So, while each Private Investor’s percentage interest will not change, each Private Investor’s economic interest in the Drilling Program will be reduced to the extent the total size of the Drilling Program has been reduced after giving effect to the conveyances of the Private Investors’ Royalties. Please see pages 123 and 124.
Financial Statements
General
30. We understand that you will be updating the financial statements by May 17, 2010 to comply with Rule 3-12 of Regulation S-X.
     Response:
     We acknowledge the Staff’s comment and undertake to update the financial statements in any further amendment after May 14, 2010 to include first quarter financial statements in order to comply with Rule 3-12 of Regulation S-X.
Financial Statements — Underlying PDP Properties
Statement of Historical Revenues and Direct Operating Expenses for the Six Months Ended December 31, 2009, page F-3
Note 2 — Basis of Presentation, page F-4
31. We note your disclosure stating that historical financial statements reflecting financial position, results of operations and cash flows on a GAAP basis are not presented as such information is not readily available on an individual property basis and not meaningful to the underlying PDP Properties. We are not convinced that your abbreviated presentation will suffice; however, in the event that you are persuasive, we expect you would need disclosure to explain why you do not believe such historical financial statements would be meaningful.

Securities and Exchange Commission
May 7, 2010

We understand that you have looked to the guidance in SAB Topic 2:D in deciding that you would present only the statements of revenues and direct operating expenses for the four producing properties. However, since the activities of the properties to be conveyed will constitute predecessor operations, we would ordinarily expect that you would need to provide a complete set of historical financial statements, prepared in accordance with GAAP and audited for all periods presented, to comply with Rules 3-01 and 3-02 of Regulation S-X. We would also expect that these financial statements would cover all of the property interests to be conveyed, rather than only the four producing properties, given that all of the interests relate to either developed or undeveloped reserves, where financial details would be relevant to providing a historical context for understanding the property interests identified for conveyance.
We expect that historical financial statements would reflect the proper accounting for the related acquisition, exploration and development costs, and would be accompanied by disclosures pertaining to all of the property interests to be conveyed, including reserves and the standardized measure of discounted future net cash flows required by FASB ASC Section 932-235-50.
     Response:
     We respectfully acknowledge the Staff’s comment. We considered the need to include financial information in accordance with Rules 3-01 and 3-02 of Regulation S-X for the Underlying Properties. Our consideration included: 1) an evaluation of the underlying nature of the trust being formed; 2) a review of financial information deemed to be meaningful and necessary for investors to evaluate the contemplated offering; and 3) the periods for which financial information is to be presented.
     Our understanding is if the trust were acquiring the actual working interests in the Underlying Properties, the related financial statement requirements would likely be determined in accordance with Rules 3-01 and 3-02 of Regulation S-X if considered a predecessor to the registrant or in accordance with Rule 3-05 of Regulation S-X if considered an acquired business. However, since the trust is not acquiring an operating interest in the Underlying Properties, but rather an economic interest in their future oil and gas production, and the trust does not and will not consolidate any portion of the Underlying Properties’ assets, liabilities or operations, but will only record its portion of the Royalty Interests from the Underlying Properties, we do not believe Rules 3-01, 3-02 or 3-05 of Regulation S-X apply to this transaction. We also do not believe such a presentation to be meaningful or necessary for an investor to evaluate the contemplated offering as we believe the investors are primarily interested in distributable cash generated from the Royalty Interests. Accordingly, we concluded, based on reference to Staff Accounting Bulletin Topic 2-D, that a statement of revenues and direct operating expenses would be the most relevant and meaningful financial information for potential investors in the trust. Such a statement would show, on a historical basis, the amount of revenue, net of applicable expenses, subject to royalties related to the royalty interest obtained by the trust which ultimately determine the trust’s distributable cash. We have adjusted the financial statement disclosures to reflect your comment that the financial statements cover all of the Underlying Properties from which the

Securities and Exchange Commission
May 7, 2010

royalty interests will be conveyed and to include reserves and the standardized measure of discounted future net cash flows as required by FASB ASC Section 932-235-50.
     Consistent with Staff Accounting Bulletin Topic 2-D, if full historical financial statements are not readily available, the Staff of the Commission has permitted a company to file audited statements of revenues and direct operating expenses for all periods for which an income statement would otherwise be required, along with footnote disclosures of reserve quantities and the standardized measure of discounted future net cash flows pursuant to FASB ASC Section 932-235-50. Furthermore, in our opinion, full historical financial statements are not entirely relevant since the royalty interests of the trust will not be burdened by acquisition, drilling and completion, or lease operating cost.
     We note that the presentation of a historical statement of revenue over direct operating expense information is consistent with historical practice in similar trust transactions. In its Form S-3 registration statement, Whiting presented statements of historical revenues and direct operating expenses, subject to a net profits interest conveyed to the trust. Statements of revenues over direct operating expenses have similarly been presented by MVO, Hugoton Royalty Trust, and Santa Fe Energy Trust in their registration statement filings with the Commission. Lastly, Eastern American Energy, a previously wholly owned subsidiary of Energy Corporation of America, presented statements of historical revenues and direct operating expenses in its S-1 registration statement for the Eastern American Natural Gas Trust.
     We also note that Energy Corporation of America is a co-registrant and its historical financial statements, which include its net interests in the Underlying Properties, are presented in the prospectus.
Unaudited Pro Forma Financial Information — ECA Marcellus Trust I, Page F-12
Note 4 — Pro Forma Adjustments, page F-17
32. We note your disclosure on page F-12 and under point (a) indicating the issuance of 18 million trust units would be valued at $360 million. Please expand your disclosure to explain how your approach in valuing the 4.5 million subordinated units, using the same price as for the 13.5 million common units, would properly reflect the differences in the terms of these securities if that is your view.
     Response:
     We respectfully acknowledge the Staff’s comment. We do believe the value of all trust units, both those being offered to the public as well as the units to be retained by ECA, including the subordinated units, to be of equivalent value to the trust and have accordingly calculated the Pro Forma Adjustment for issuance of 18,000,000 trust units at the same price for all units. The value received by the trust for these units from ECA will be equal to the value the trust will receive from the units being sold to the public, in as much as the trust will pay the net proceeds from the public offering to ECA’s subsidiary for 50% of the royalty interest and ECA and the

Securities and Exchange Commission
May 7, 2010

Private Investors will have conveyed the other 50% of the royalty interest to the trust in exchange for the other 9,000,000 trust units, which will include the 4,500,000 subordinated units to be owned by ECA.
     We have expanded the disclosure in Note 4 — Pro Forma Adjustments (a), page F-17 to reflect the issuance of common and subordinated units both valued at the initial public offering price.
33. Please expand your pro forma presentation to include a tabulation showing the reserves and standardized measure of discounted future net cash flows associated with the royalty interests to be conveyed by ECA to ECA Marcellus Trust I, broken down according to the 4 producing wells, the remaining 10 developed wells, and the 52 undeveloped wells.
     Response:
     We acknowledge the Staff’s comment and have expanded our pro forma presentation to include a tabulation showing the reserves and standardized measure of discounted future net cash flows associated with the royalty interests to be conveyed by ECA to ECA Marcellus Trust I, broken down according to the four producing wells, the three proved developed behind pipe wells and the 59 undeveloped wells. Please see page F-18 through F-20.
Liquidity and capital resources, page ECA-18
34. We note your statement that “[m]anagement believes that cash generated from oil and natural gas operations, together with the liquidity provided by existing cash balances and permitted borrowings, will be sufficient to satisfy commitments for capital expenditures of $83.0 million, debt service obligations, working capital needs and other cash requirements for the current fiscal year.” However, we note that last year cash flows from operations were $53.9 million, that cash flows from operations for the six months ended December 31, 2009 were $6.6 million, that you currently have cash and cash equivalents of ($94,000), and that your borrowing capacity is $1 million under the term loan, $25.4 million under the revolving loan, and $1 million under the unsecured revolving line of credit. Given your current financial situation, please explain why you believe that your current cash balances, along with your cash flow from operations and existing borrowing capacity, will be adequate to meet your liquidity needs over the next twelve months. If you do not have sufficient capital for the next twelve months, quantify the amount of financing you will need and prioritize the types of activities you will be able to conduct depending on the amount of capital resources you are able to obtain, including a discussion of whether you will have enough capital to drill the PUD wells.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure on page ECA-20. A portion of ECA’s liquidity needs will be funded through the proceeds of this offering. We have updated the disclosure to state that if the offering is not completed or the proceeds

Securities and Exchange Commission
May 7, 2010

therefrom are reduced to a point where management believes it would be unable to meet its capital expenditure obligations, then management would limit its capital expenditure obligations to those which ECA could fund solely with existing cash balances and permitted borrowings for the next twelve months. Please see page ECA-20.
Undertakings, page II-3
35. Please include the undertaking required by Item 512(f) of Regulation S-K to the extent applicable. See Compliance and Disclosure Interpretations of Regulation S-K Section 245 for guidance.
     Response:
     We acknowledge the Staff’s comment and have included the undertaking required by Item 512(f) of Regulation S-K. See page II-3.
Engineering comments
Summary, page 2
36. We note the disclosure of 104.6 billion cubic feet of proved gas reserves. Please submit to us the petroleum engineering reports — in hard copy and electronic spreadsheet format — you used as the basis for your March 31, 2010 proved reserves.
The report should include:
a) One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;
b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;
c) Individual income forecasts for each of the three largest wells (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the three PUD projects;
d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of these six largest properties. Please include support for any PUD locations that are not adjacent to productive wells.
e) Narrative for the determination of your net proved reserves from the Underlying Properties. You may contact us for assistance in this or any other matter.

Securities and Exchange Commission
May 7, 2010

     Response:
     We acknowledge the Staff’s comment and will provide the information we used as the basis for our March 31, 2010 proved reserves in our supplemental response which we are sending under separate cover.
The Underlying Properties, page 64
37. Please expand your disclosure to provide the following information. We have included reference to the specific sections of Subpart 1200 of Regulation S-K requiring these disclosures. While we understand that you only earn royalty interests and are not responsible for managing or bearing the costs of the well development activities, we believe that providing the disclosures required under Items 1203 through 1208 for the properties underlying your royalty interests would be informative to readers.
•	A description of the technologies used to establish the appropriate level of certainty for the reserve estimates you disclose — Item 1202(a)(6)
•	A description of the internal controls used in your reserve estimation effort including those required to ensure that information taken from third party reports is properly disclosed in your filing — Item 1202(a)(7)

Securities and Exchange Commission
May 7, 2010

•	A discussion of material changes in proved undeveloped reserves that occurred during each period covered by the report, including quantities converted to proved developed reserves - Item 1203(b)
•	A discussion of investments (e.g. capital expenditures) and progress made during each year to convert proved undeveloped reserves to proved developed reserves — Item 1203(c).

Securities and Exchange Commission
May 7, 2010

•	A discussion covering the extent of drilling and exploratory efforts, including the number of productive and dry exploratory and development wells, and other exploratory and development activities — Item 1205
•	A description of present activities underway as of year-end or in close proximity to the date of filing your report — Item 1206
•	The number of gross and net productive wells, separately for oil and gas, and total gross and net productive acreage — Item 1208(a)
•	The number of gross and net unproductive acreage — Item 1208(b)
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to address the requirements of Subpart 1200 of Regulation S-K. Please see pages 65, 69 and 70.
Summary Reserve Reports, Annex A
38. We note that the closing paragraphs on pages A-6 and A-12 state in part that the reports were prepared for the exclusive use and sole benefit of ECA Marcellus Trust I and ECA and may not be put to other use without Ryder Scott Company, L.P.’s prior written consent for such use. As Item 1202(a)(8) of Regulation S-K requires the reports, please obtain and file revised versions which retain no language that could suggest either a limited audience or a limit on potential investor reliance.

Securities and Exchange Commission
May 7, 2010

     Response:
     We acknowledge the Staff’s comment regarding the Ryder Scott letter. We have included below Ryder Scott’s response with respect to the “exclusive use” language contained in its report.
     Ryder Scott has been actively communicating with the Commission in regard to “exclusive use” language contained in their report and anticipates a solution in the near future. Ryder Scott references the May 4, 2010 letter from Ryder Scott to the Commission, attached as Exhibit B hereto, as an indication of the current status of this issue.

Securities and Exchange Commission
May 7, 2010

     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 1 to David P. Oelman at Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,
By:	/s/ Donald C. Supcoe
Donald C. Supcoe
Senior Vice President, Secretary and General Counsel

Enclosures

cc:	David P. Oelman, Vinson & Elkins L.L.P.
Joshua Davidson, Baker Botts L.L.P.

Securities and Exchange Commission
May 7, 2010

Exhibit A

	June 30,	Sept. 30	Dec. 31	Mar. 31	June 30,
(in 000s, except per unit data)	2010	2010	2010	2011	2011

Projected Cash Available for Distribution	$4,885	$6,701	$9,581	$9,288	$9,407

Units Outstanding	18,000	18,000	18,000	18,000	18,000

Target Cash Distribution Per Common Unit	$0.271	$0.372	$0.532	$0.516	$0.523
Subordination Threshold Per Common Unit	$0.217	$0.298	$0.426	$0.413	$0.418
Incentive Threshold Per Common Unit	$0.326	$0.447	$0.639	$0.619	$0.627

If actual cash available exceeds projected by 20%	$5,862	$8,041	$11,497	$11,146	$11,288

Cash necessary to meet incentive threshold	$5,862	$8,041	$11,497	$11,146	$11,288

Excess cash available above incentive threshold	$—	$—	$—	$—	$—

Beginning hedge balance	$4,958	$5,082	$5,209	$5,339	$5,473

Hedge recoupment to ECA (50% of excess cash available above incentive threshold)	$—	$—	$—	$—	$—

Ending hedge balance	$4,958	$5,082	$5,209	$5,339	$5,473

Excess cash available for incentive distributions	$—	$—	$—	$—	$—

Incentive distributions to ECA (50% of excess cash available above incentive threshold)	$—	$—	$—	$—	$—

Excess distributions to unitholders above the incentive distributions (1)	$—	$—	$—	$—	$—

If actual cash available exceeds projected by 40%	$6,839	$9,381	$13,413	$13,004	$13,170

Cash necessary to meet incentive threshold	$5,862	$8,041	$11,497	$11,146	$11,288

Excess cash available above incentive threshold	$977	$1,340	$1,916	$1,858	$1,881

Beginning hedge balance	$4,958	$4,581	$4,009	$3,127	$2,253

Hedge recoupment to ECA (50% of excess cash available above incentive threshold)	$489	$670	$958	$929	$941

Ending hedge balance	$4,469	$3,911	$3,051	$2,198	$1,312

Excess cash available for incentive distributions	$489	$670	$958	$929	$941

Incentive distributions to ECA (50% of excess cash available above incentive threshold)	$489	$670	$958	$929	$941

Excess distributions to unitholders above the incentive distributions (1)	$—	$—	$—	$—	$—

(1)	Unitholders to receive excess distributions above the incentive threshold only after hedge costs have been recouped. Hedge cost recoupment ends the earlier of when all hedge costs have been recouped or when the subordination period terminates. Incentive distributions to ECA also terminate when the subordination period ends.

Securities and Exchange Commission
May 7, 2010

Exhibit B
Date: May 4, 2010

To:	Mr. H. Roger Schwall Assistant Director Division of Corporate Finance United States Securities and Exchange Commission

Cc:	Mr. Ron Winfrey Mr. Timothy Levenberg

From:	Mr. John E. Hodgin Ryder Scott Company 1100 Louisiana, Suite 3800 Houston, Texas 77002 Email: john_hodgin@ryderscott.com Telephone Number: (713) 751-5547

Cc:	Mr. Don Roesle Telephone Number: (713) 751-5515 Email: don_roesle@ryderscott.com

Re:	Comments Regarding Ryder Scott Company Third Party Report Letters

Comment “A”
Question 1, XXX Corporation, SEC Comment Letter Dated April 8, 2010
Question 12, XXX Company, SEC Comment Letter Dated April 8, 2010
Question 1, XXX Corporation, SEC Comment Letter Dated April 9, 2010
Question 3, XXX Company, SEC Comment Letter Dated April 21, 2010
Question 38, Energy Corporation of America, SEC Comment Letter Dated April 29, 2010
Gentlemen :
Several of our clients (the Companies) have received comments, as noted above, relating to the disclosure of certain information contained in the Ryder Scott Company (Ryder Scott) third party report letter filed as an exhibit to Form 10-K for the Fiscal Year Ended December 31, 2009.
As the comments referred to herein as Comment A are common to several clients and are materially the same question in each instance, we have prepared the following responses which are intended to clarify each question.

H. Roger Schwall
Division of Corporate Finance
May 4, 2010

Comment “A”
Reference Question 1, Exhibit XXX-Terms of Usage, XXX Corporation, SEC Comment Letter Dated April 9, 2010:
The closing paragraph states in part that the report “was prepared for the exclusive use and sole benefit of XXX and may not be put to other use without our prior written consent for such use.” As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.
Ryder Scott Response to Comment “A”:
Based on our telephone conversation of May 3, 2010, we have prepared the proposed alternate report language noted as passage “1 ALT” and passage “2 ALT”. The new report language is intended to provide full disclosure regarding the purpose and use of our third party report when incorporated as an exhibit in filings made with the SEC.
1) Language Proposed April 27 for Replacement/Revision in Ryder Scott Report Letter
To avoid confusion we intend to acknowledge the use of our report within the first paragraph of page one of our report letters.
“Our third party study was prepared for public disclosure by XXX Company in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.”
1 ALT) Proposed Alternate Language May 4 for Replacement/Revision in Ryder Scott Report Letter
“Our third party study, completed on XXXX XX, 200X and presented herein, was prepared for public disclosure by XXX Company in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.”
Terms of Usage
2) Language Proposed April 27 for Replacement/Revision in Ryder Scott Report Letter
“This report was prepared for the exclusive use of XXX Company and may not be put to other use without our prior written consent for such use; provided, however, such use limitations shall not limit our obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934.”
2 ALT) Proposed Alternate Language May 4 for Replacement/Revision in Ryder Scott Report Letter
“The results of our third party study, presented herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by XXX Company. We have provided our written consent for such use as a separate exhibit to the filings made with the SEC by XXX Company.”

H. Roger Schwall
Division of Corporate Finance
May 4,2010

Closing Comments
Based on our telephone conversation of May 3, 2010, we respectfully request your review of our proposed revised report language. Unless otherwise directed, we intend to incorporate the revised language of May 3, noted herein in response to SEC Comment A, as part of our standard third party report letter in all future reports filed as exhibits with the United States Securities and Exchange Commission (SEC). Furthermore, we respectfully seek your acknowledgment that our responses meet the applicable disclosure requirements regarding the comments received by the Companies and noted herein. Moreover, we respectfully seek your acknowledgement that the Companies referenced herein be allowed to incorporate the newly revised language as part of their future filings with the SEC thus precluding the necessity to re-issue their Form 10-K to include an amended version of our third party report letter as an exhibit to Form 10-K for the Fiscal Year Ended December 31, 2009.

Very truly yours, RYDER SCOTT COMPANY, L.P. TPPE Firm Registration No. F-1580
John E. Hodgin, P.G., P.E. TBPE License No. 97667 President